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September 9, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, NE

Washington, D.C. 20549

Attention: Perry Hindin

Re:	Constellation Brands, Inc.
Amendment No. 1 to Schedule 13E-3 filed September 6, 2022
File No. 005-38227
Amendment No. 1 to Registration Statement on Form S-4 filed September 6, 2022
File No. 333-266434

On behalf of Constellation Brands, Inc. (the “Company”), we set forth below the Company’s response to an oral comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on September 9, 2022, with respect to the above referenced Amendment No. 1 to Schedule 13E-3 filed by the Company on September 6, 2022 (the “13E-3”) and Amendment No. 1 to Registration Statement on Form S-4 filed by the Company on September 6, 2022 (the “Registration Statement”).

In order to facilitate your review of our response, we have restated the Staff’s comment in this letter. For your convenience, we have also set forth the Company’s response to the Staff’s comment immediately below the comment.

All references to page numbers and captions included in the response correspond to the Registration Statement.

Austin   Bay Area   Beijing   Boston   Brussels   Chicago   Dallas   Hong Kong   Houston   London   Los Angeles   Munich   Paris   Salt Lake City   Shanghai   Washington, D.C.

Schedule 13E-3 and Registration Statement on Form S-4, each filed September 6, 2022

Summary of Centerview Financial Analysis—General, pages 65-66

1.

Staff’s comment: We note the disclosure provided in response to comment 3 to our letter dated August 26, 2022. With a view towards revised disclosure, please advise whether the Special Committee has considered a maximum amount in discretionary fees it would pay to Centerview notwithstanding the engagement letter does not specify a maximum amount.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Special Committee has not discussed or considered a maximum amount in discretionary fees it would pay to Centerview pursuant to the engagement letter.

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions related to this letter, please contact Jennifer L. Lee by telephone at (212) 909-3021 or by email at jennifer.lee@kirkland.com or Carlo Zenkner by telephone at (212) 390-4109 or by email at carlo.zenkner@kirkland.com of Kirkland & Ellis LLP.

Sincerely,

/s/ Jennifer L. Lee
Jennifer L. Lee, Esq.

VIA E-MAIL

cc:

James O. Bourdeau, Esq.

Constellation Brands, Inc.

Carlo Zenkner, Esq.

Kirkland & Ellis LLP

David M. Silk, Esq.

Victor Goldfeld, Esq.

Wachtell, Lipton, Rosen & Katz